NOVA NATURAL RESOURCES CORP
                                 2000 NE 22ND ST
                            WILTON MANORS, FL. 33305
                                 (828) 808-8744

                                                                  Sept. 11, 2008

SEC
Div Corp Finance
ATTN: Jill Davis
Branch Manager

REF: Nova Natural Resources

Dear Jill Davis;

Sorry for the delay in responding to your letter dated July 21, 2008 in reference to Nova filings. I have been out of the country for three of the past four weeks. I have read the material you referenced in the letter and talked with James Giugliano several times, James has helped me better understand the requirement. I will be back in my office next week and will respond in detail to your letter on September 16th and plan to file the amended 10K immediately after your review of my letter.

Wayne A. Doss
President and CEO
dosswa@yahoo.com